SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024
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SILICOM LTD.

 (Translation of Registrant's name into English)
________________

14 Atir Yeda St., P.O.Box 2164, Kfar-Sava 4464323, Israel

(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Silicom Ltd. (the "Registrant" or the "Company") held an Annual General Meeting of Shareholders on June 18, 2024 at 14:00 (Israel time) at the Registrant’s offices at 14 Atir Yeda Street, Kfar Sava 4464323, Israel (the "Meeting"). Copies of the Notice of Annual General Meeting (the "Notice"), Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on May 7, 2024.

The Registrant is announcing that the following resolutions were duly approved by the shareholders of the Company at the Meeting: (i) the re-election of Avi Eizenman  the Company's Active Chairman, to the Company's Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2027, and until his successor has been duly elected, (ii) the re-election of Mr. Eli Doron, to the Company’s Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2027, and until his successor has been duly elected; (iii) the approval of a framework for the grant of up to 10,000 Restricted Stock Units to Mr. Yeshayahu (‘Shaike’) Orbach, for the period commencing November 1, 2023 and ending October 31, 2025, upon the terms described in the Notice; (iv) the approval of the grant of 60,000 options to purchase Ordinary Shares of the Company pursuant to the Company's Global Share Incentive Plan (2013) (the "Plan") to Mr. Avi Eizenman, upon the terms described in the Notice; (v) the adoption of an appendix to the Plan for U.S. tax payers; and (v) the appointment of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel, as independent public accountants of the Company for the year ending December 31, 2024 and until the next General Meeting of Shareholders and authorization of the Audit Committee to fix the compensation of such auditors.

The resolution relating to the approval of 100,000 options to purchase Ordinary Shares of the Company, to Mr. Liron Eizenman, the Company’s President and Chief Executive Officer (“CEO”), was not approved at the Meeting.

Pursuant to Israeli law, a company is entitled in special circumstances, to override the rejection by a meeting of its shareholders of certain resolutions, including a compensation package proposed for a company’s chief executive officer, provided that the company’s compensation committee and board of directors have each resolved to overturn the decision of the meeting of its shareholders on the basis of detailed reasons and having reconsidered the matter afresh, and taken into account the objection of the shareholders’ meeting.

In light of this, the Company’s Compensation Committee and Board of Directors each convened on June 26, 2024, and reviewed and reconsidered the grant of options to the CEO upon the terms described in the Notice. Following their review and reconsideration, each of the Committee and Board determined on the basis of detailed reasons following a renewed analysis of the proposed option grant, that despite the rejection of the grant by the Meeting, the objection by the shareholders was overridden and the grant approved.

This report on Form 6-K is incorporated by reference into all registration statements filed by the Registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silicom Ltd.
(Registrant)

By:	/s/ Eran Gilad
Eran Gilad, Chief Financial Officer

Dated:  June 26, 2024